EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

The following is a list of our subsidiaries as of December 31, 2014:

1.	Ambassador Programs, Inc., incorporated in Delaware

2.	Ambassadors Unlimited, LLC., a Delaware state limited liability company

3.	World Adventures Unlimited, Inc., incorporated in Delaware

The following is a list of Ambassador Programs, Inc.’s subsidiaries as of December 31, 2014:

1.	Marketing Production Systems, LLC., a Washington state limited liability company